UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DISC MEDICINE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

254604101

(CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

300 Technology Square, 8th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 36870G105	Page 2 of 18

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,237,303[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,237,303[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,237,303[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own the 2,237,303 shares of the Issuer’s Common Stock that are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 3 of 18

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,237,303[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,237,303[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,237,303[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own the 2,237,303 shares of the Issuer’s Common Stock that are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 4 of 18

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,237,303[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,237,303[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,237,303[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own the 2,237,303 shares of the Issuer’s Common Stock that are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 5 of 18

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 51,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 51,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Fund XII Reporting Persons”) beneficially own the 51,000 shares of the Issuer’s Common Stock that are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Fund XII Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 6 of 18

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 51,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 51,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Fund XII Reporting Persons”) beneficially own the 51,000 shares of the Issuer’s Common Stock that are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Fund XII Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 7 of 18

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates XII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 51,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 51,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Fund XII Reporting Persons”) beneficially own the 51,000 shares of the Issuer’s Common Stock that are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Fund XII Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 8 of 18

1	NAMES OF REPORTING PERSONS: Atlas Venture Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 955,155[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 955,155[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 955,155[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 955,155 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 9 of 18

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 955,155[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 955,155[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 955,155[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 955,155 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 10 of 18

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 955,155[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 955,155[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 955,155[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 955,155 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 11 of 18

1	NAMES OF REPORTING PERSONS: Atlas Venture Opportunity Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 218,326[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 218,326[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 218,326[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 218,326 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 12 of 18

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity Ii, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 218,326[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 218,326[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 218,326[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 218,326 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 13 of 18

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity Ii, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 218,326[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 218,326[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 218,326[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 218,326 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 14 of 18

 INTRODUCTION

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share of Disc Medicine, Inc., a Delaware corporation, as filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 (the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

ITEM 1. SECURITY AND ISSUER

 The class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the “Common Stock”) of Disc Medicine, Inc. (f/k/a Gemini Therapeutics, Inc.), a Delaware corporation (the “Issuer” or “Disc”). The principal executive offices of the Issuer are located at 321 Arsenal Street, Suite 101, Watertown, MA 02472.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”), (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”), (vi) Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), (v) Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”), (vi) Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Fund XII Reporting Persons”) (vii) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), (viii) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”), (ix) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”), (x) Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), (xi) Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and (xii) Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons” and together with the Fund X Reporting Persons, Fund XII Reporting Persons and “Opportunity Fund Reporting Persons”, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is c/o 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Atlas X, AVA X LP, Atlas XII, AVA XII LP, AVOF, AVAO LP, AVOF II and AVAO II LP is a Delaware limited partnership. Each of AVA X LLC, AVA XII LLC, AVAO LLC and AVAO II LLC is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 29, 2022, the Issuer effected a 10:1 reverse stock split of its Common Stock (the “Reverse Stock Split”) As a result of the Reverse Stock Split, the number of issued and outstanding shares of Common Stock immediately prior to the Reverse Stock Split was reduced to a smaller number of shares, such that every 10 shares of Common Stock held by a stockholder immediately prior to the Reverse Stock Split, including shares of the Common Stock issued to stockholders of Old Disc (as defined below) in connection with the Disc Merger (as defined below), were combined and reclassified into one share of the Common Stock.

CUSIP 36870G105	Page 15 of 18

On December 29, 2022, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated as of August 9, 2022 (the “Disc Merger Agreement”), by and among the Issuer, Disc Medicine, Inc., a Delaware corporation, (“Old Disc”) and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, among other matters, Merger Sub merged with and into Old Disc, with Old Disc continuing as a wholly owned subsidiary of us and the surviving corporation of the Disc Merger Agreement (the “Disc Merger”). In connection with the closing of the Disc Merger Agreement, the Issuer changed its name to Disc Medicine, Inc.

The Reporting Persons that were stockholders of Old Disc received an aggregate of [2,936,349] shares of Common Stock in the Disc Merger in exchange for equity interests in Old Disc, as follows:

Atlas X: 1,835,799 shares

AVOF: 882,224 shares

AVOF II: 218,326 shares

The shares of Old Disc exchanged in the Disc Merger for shares of the Issuer were purchased by the Reporting Persons for an aggregate purchase price of $35,319,093 and the funds used by the Reporting Persons to acquire the securities were obtained from capital contributions by their respective general and limited partners.

Additionally, in connection with the Disc Merger, each pre-merger stockholder of the Issuer received a contingent value right (“CVR”) for each pre-merger share of the Issuer’s Common Stock it owned at the time of the Disc Merger, pursuant to the CVR Agreement (as defined in Item 6 below). The Reporting Persons that were holders of Common Stock prior the Merger received an aggregate of 525,435 CVRs, as follows:

Atlas X: 401,504 CVRs

Atlas XII: 51,000 CVRs

AVOF: 72,931 CVRs

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	As of the date hereof, Atlas X is the record owner of 2,237,303 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X and AVA X LLC has shared voting and dispositive power over the shares held by AVA X LP. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

As of the date hereof, Atlas XII is the record owner of 51,000 shares of Common Stock. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of Atlas XII, AVA XII LP and AVA XII LLC has shared voting and dispositive power over the shares held by Atlas XII and AVA XII LLC has shared voting and dispositive power over the shares held by AVA XII LP. As such, each of Atlas XII, AVA XII LP and AVA XII LLC may be deemed to beneficially own the shares held by Atlas XII.

As of the date hereof, AVOF is the record owner of 955,155 shares of Common Stock. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF.

As of the date hereof, AVOF II is the record owner of 218,326 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVOF II. As such, each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II. Each of the Fund X Reporting Persons, Fund XII Reporting Persons, Opportunity Fund Reporting Persons and Opportunity Fund II Reporting Persons may be deemed to beneficially own 12.9%, 0.3%, 5.5% and 1.3%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP 36870G105	Page 16 of 18

Collectively, the Reporting Persons beneficially own an aggregate of 3,461,784 shares of Common Stock, which represents an estimated 19.9% of the Issuer’s outstanding Common Stock. The Fund X Reporting Persons, Fund XII Reporting Persons, Opportunity Fund Reporting Persons and the Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)	Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration Rights Agreement.

On December 28, 2022, the Issuer and certain holders of the capital stock of Old Disc (the “Disc Investors”), including Atlas X, AVOF and AVOF II, entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer (i) agreed to register, or cause the Issuer to register, for resale shares of Common Stock issued to the Disc Investors pursuant to the Disc Merger Agreement (the “Registrable Securities”) and (ii) granted certain other registration rights to the Disc Investors.

In particular, the Registration Rights Agreement provides for the following registration rights:

Shelf registration rights. No later than 45 calendar days following the completion of the Disc Merger, the Issuer is required to file with the SEC, a shelf registration statement registering the resale of the Registrable Securities, and use its commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as possible.

Expenses and indemnification. The fees, costs and expenses of registrations pursuant to the registration rights granted to the Disc Investors under the Registration Rights Agreement will be borne by the Issuer. The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of Registrable Securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Securities of the Issuer shall cease to be Registrable Securities upon the earliest to occur of (i) a registration statement with respect to the sale of such Registrable Securities is declared effective by the SEC under the Securities Act and such Registrable Securities have been disposed of by the Disc Investor in accordance with such effective registration statement, (ii) such Registrable Securities have been previously sold in accordance with Rule 144, (iii) such securities become eligible for resale without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144, as determined by counsel to the Issuer pursuant to a written opinion letter to such effect, addressed, delivered and acceptable to the Issuer’s transfer agent and the affected Disc Investors, and (iv) five years after the date of the Registration Rights Agreement.

CUSIP 36870G105	Page 17 of 18

Contingent Value Rights Agreement

On December 29, 2022, prior to the effective time of the Disc Merger, the Issuer entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”) pursuant to which the Issuer’s pre-Merger common stockholders received one contingent value right (each, a “CVR”) for each outstanding share of Issuer common stock held by such stockholder on December 29, 2022. Each CVR represents the contractual right to receive payments, in the form of shares of stock of the Issuer, upon the actual receipt by the Issuer or its affiliates of certain proceeds derived from consideration paid to the Issuer as a result of the disposition of the Issuer’s pre-Merger legacy assets, net of certain expenses and other deductions. Any payments under the CVR Agreement will be in the form of shares of the Issuer, determined on the basis of a volume weighted average for the five (5) trading days prior to the date of issuance.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any payment of any Company shares will be made or that any holders of CVRs will receive any amounts with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs are not evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in the Issuer or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The descriptions of the Registration Rights Agreement and the CVR Agreement are qualified in their entirety by reference to the full texts of the agreements, which are filed as exhibits hereto and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Joint Filing Agreement

B.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-39438), filed with the Securities and Exchange Commission on December 29, 2022).

C.	Contingent Value Rights Agreement (Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-39438), filed with the Securities and Exchange Commission on December 29, 2022).

CUSIP 36870G105	Page 18 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: February 14, 2023

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner
By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE FUND XII, L.P.

By: Atlas Venture Associates XII, L.P., its general partner
By: Atlas Venture Associates XII, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES XII, L.P.

By: Atlas Venture Associates XII, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES XII, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND II, L.P.

By: Atlas Venture Associates Opportunity II, L.P., its general partner
By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, L.P.

By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer